

January 19, 2021

Andrew Bowden
Executive Vice President, General Counsel and Secretary
Jackson Financial Inc.
1 Corporate Way
Lansing, MI 48951

> **Re: Jackson Financial Inc.**
> **Draft Registration Statement on Form 10**
> **Submitted December 23, 2020**
> **CIK No. 0001822993**

Dear Mr. Bowden:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Preliminary Information Statement of Jackson Financial Inc.
Information Statement Summary
Our Company—Advisor Compensation Arrangements, page 4

1.   Please revise your disclosure to state the percent change in the number of investment advisor representatives licensed to sell your annuities through the latest most practicable date.

Organizational Structure, page 15

2.   Please revise the "Public Investors" box on the top row of the chart illustrating your ownership and organizational structure on page 16 to better reflect the nature of those

shareholders given your separation from Prudential plc is being affected by way of a spinoff distribution rather than by way of an initial public offering.

<u>Treatment of Prudential ADRs, page 88</u>

3.      Please confirm that the Share Sale Option is available to some of the Prudential ADR Holders, or advise.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:      Peter J. Loughran, Esq.